2001 ANNUAL REPORT

IPAR
NASDAQ
LISTED

INTER PARFUMS, INC.

CONTENTS

contents

FINANCIAL HIGHLIGHT


CELINE
PARFUM ET EAU DE PARFUM

financial

(In thousands, except per share amounts)

	2001	2000	1999	1998	1997
Net sales	$ 112,233	$ 101,582	$ 87,140	$ 89,388	$ 91,462
Cost of sales	$ 57,887	$ 51,873	$ 45,325	$ 47,417	$ 49,388
Selling, general and administrative expenses	$ 39,624	$ 37,509	$ 31,965	$ 32,944	$ 32,334
Income before income taxes and minority interest	$ 15,456	$ 13,539	$ 9,868	$ 9,164	$ 8,172
Net income	$ 8,119	$ 6,589[2]	$ 4,828	$ 4,613	$ 4,507[1]
Net income per diluted share[3]	$ .41	$ .34	$ .26	$ .23	$ .21
Weighted average number of diluted shares outstanding[3]	19,936	19,501	18,233	20,022	21,144
Working capital	$ 68,204	$ 57,688	$ 52,402	$ 49,599	$ 44,842
Total assets	$ 102,539	$ 94,571	$ 87,223	$ 87,739	$ 80,282
Long-term debt	$ 1,366	$ 1,417	$ 1,531	$ 200	$ 424
Shareholders' equity	$ 65,091	$ 55,061	$ 52,361	$ 53,680	$ 50,194

[1] *Includes a nonrecurring charge, after taxes and minority interest, of $0.8 million relating to the divestiture of the Cutex license in 1997.*
[2] *Includes nonrecurring charges aggregating $0.6 million and a gain of $0.6 million, all after taxes and minority interest. The charges represent an accrual for exposure relating to pending litigation of $0.2 million and a potential tax assessment of $0.4 million. The gain represents a realized gain on the sale of marketable securities.*
[3] *Adjusted for the 3:2 stock splits (50% stock dividends) paid in June 2000 and September 2001.*

(In millions)


$4.5
$4.6
$4.8
$6.6
$8.1
1997 1998 1999 2000 2001
Net Income


$91.5
$89.4
$87.1
$101.6
$112.2
1997 1998 1999 2000 2001
Net Sales


$50.2
$53.7
$52.4
$55.1
$65.1
1997 1998 1999 2000 2001
Shareholders' Equity


Bazar
Parfums pour homme et pour femme
CHRISTIAN
LACROIX

letter to

The year ended December 31, 2001 was another memorable one for Inter Parfums, Inc. with gains achieved in sales, profits and net margins. The improvement is all the more heartening in light of the weakness in the global economy and its ensuing impact on retail sales and consumer spending. Our broad objectives and plans that were stated in prior shareholder communications have not changed much at all. Rather, we fine-tune our business model to address changing market conditions, emerging industry trends and timely and opportunistic events. As we move forward, we intend to continue to:

- Build upon our existing portfolio of prestige fragrance names through brand extension and new product launches,
- Expand our prestige brand portfolio with new licenses and when appropriate, acquisitions,
- Develop new mass market product lines and enlarge existing ones, and,
- Acquire, in whole or in part, businesses that fortify an existing operation.

BUILDING OUR PRESTIGE FRAGRANCE BUSINESS

A variety of factors were responsible for the sales gains we achieved in our prestige fragrance operations. During the first half of the year we continued the global rollout of new brands and brand extensions launched in the second half of 2000, including Burberry Touch. Leveraging the popularity of the Burberry Touch fragrance collection, we introduced a coordinating bath line in early 2001. To take advantage of the opportunity created by Burberry's merchandising efforts within infant and toddler apparel, we brought to market Baby Touch, a line of five unisex baby fragrance products, in the spring of 2002. Burberry is our strongest selling prestige brand, and there are now three distinct fragrance families, addressing the many moods, lifestyles, and ages of the Burberry aficionado. All three produced year-over-year sales growth in 2001. A fourth is under development for a 2003 market launch.

Not surprisingly, prestige fragrance brands perform best when there is widespread recognition of the designer or brand. As a result, we target and penetrate markets that are already brand-receptive rather than incur the expense and risk associated with premature global distribution. A case in point is Paul Smith. Knighted by Queen Elizabeth II, Paul Smith is maybe the most successful designer in British history. Paul Smith fashions are sold in 35 countries, both in stand-alone Paul Smith boutiques and within specialty and high-end department stores. Following on the strong summer 2000 debut of our first collection of Paul Smith fragrances in the U.S., U.K. and France, we began a very successful rollout in Japan in March 2001. Like the U.K., Japan is a major market for Paul Smith fashions, which are sold in some 200 doors. A second Paul Smith fragrance family is in the works for 2003. Fragrance popularity for an emerging brand accelerates when the designer's style is reinforced with additional, appropriate branded merchandise, advertising and promotion, and the growing list of Paul Smith accessories now includes eyewear, luggage, leather goods, dinnerware and rugs.

Well-known for lavish ornamentation and daring color, Christian Lacroix, the first of our Louis Vuitton Moet Hennessy ("LVMH") fragrance licenses, is another high-end couture name on which we are building a fragrance franchise. In early 2001, we launched Christian Lacroix Eau Florale, a lighter floral offshoot of our initial Lacroix Eau de Parfum fragrance. In the spring of 2002, we are unveiling Christian Lacroix Bazar Pour Femme and Pour Homme. Of note, this is the first men's fragrance under the designer's name, and ancillary products such as aftershave and shower gel round out the collection.

Celine, our second license agreement with our strategic partner, LVMH, is one of the most trendy names in fashion, thanks in great part to Michael Kors, under whose direction the nearly 60-year-old brand has regained its luster and reputation for elegance and luxury. Celine Pour Femme and Celine Pour Homme fragrances were debuted in the fourth quarter of 2001. While the events of September 11th and the immediate aftermath inhibited advertising, promotion and sales, we are capitalizing on the brand's loyal international following by increasing global distribution throughout 2002, particularly in Western Europe and Asia where the Celine apparel and leather goods are widely sold. There are over thirty Celine boutiques in Japan, three in France, four in Italy, and four in the U.K. Brand extension is underway with a coordinating bath line coming to market in third quarter of 2002, and no doubt, new fragrance families will be developed and commercialized in the future.

Moving to the other end of the designer spectrum is FUBU. FUBU Plush, the first fragrance line under

letter to

this license, is now available in select specialty stores and certain international markets, to be followed later this spring with an official launch in mid-tier department stores. For readers unfamiliar with FUBU, or think that its popularity is limited to urban America, we should point out that there are eight FUBU stores in Korea, seven in Japan, and three in Africa. There are FUBU stores in Poland, Greece, Lebanon, New Zealand, Indonesia, Malaysia, Mexico, Panama, the Philippines, and Saudi Arabia. In addition to stand-alone FUBU stores, FUBU merchandise is sold in FUBU shops within department stores and athletic apparel stores. FUBU also has licensees covering swimwear, eyewear, tuxedos, intimate apparel, footwear and watches and an entertainment business, with its own recording label. In sum, ten-year-old FUBU has become a global merchandising and marketing phenomenon. We are leveraging that brand loyalty, and supplementing it with advertising, promotion and a truly extraordinary packaging concept. We believe that this combination will propel FUBU into one of our most important properties.

Also in the works is an entirely new S.T. Dupont fragrance collection, scheduled to premiere in the first half of 2003.

For a company of our size, our financial strength gives us a competitive edge, as does the prestige that comes from our strategic alliance with LVMH. While our growth is not dependent on new brands, we are continually scouting the market for attractive designer labels and brands that are well suited for fragrance interpretation. Naturally, selective additions must complement our existing portfolio and must mesh with our business structure.

MASS MARKET – FRAGRANCES, COSMETICS AND NOW HEALTH AND BEAUTY AIDS

The mass market side of our business enjoyed growth in 2001, in great part due to the spring 2001 launch of health and beauty aids sold under our Intimate brand. The line consists of shampoos, conditioners, hand lotions, baby oil, and most recently, deodorants. Since we distribute health and beauty aids to many of the same mass market retailers and discount chains as our Aziza cosmetic line, we had a running start with this rollout, and today, Intimate health and beauty aids are distributed in approximately 4,000 mass market outlets throughout the United States. We plan to continue to grow this business by adding new customers and new products to the mix. Moreover, many of the retailers we supply are adding stores thus creating a natural sales stimulus.

Our Company was born nearly 20 years ago as a producer of mass market fragrances including alternative designer fragrances ("ADFs"). What we found is that quality fragrance adaptations, which are attractively packaged to emulate the designer brands, are sought and purchased by budget conscience consumers. One frequently asked question is, does the ADF eat into the sales of the high profile, high price point brand name counterpart? The answer is no! The discount store fragrance consumer and the one who shops in department stores or perfumeries are not, from all the evidence we can gather, the same consumer. Our ADFs appeal to customers seeking an upscale aura of the world's most famous designers and celebrity brands, but whose resources steer them to mass market retailers for $5.00 fragrances rather than $30.00 to $200.00 fragrances at prestige retail locations. As of late, the ADF market has been rather flat, therefore our strategy has been focused on gaining market share. That in part explains our bid, which received Court approval, to purchase certain of the mass market fragrance brands and certain inventories of Tristar Corporation, a Chapter 11 Debtor-in-Possession. Despite its bankruptcy filing, Tristar has been a major competitor of ours in mass market fragrances and the brands to be acquired are distributed through the same channels as our other mass market products.

The third area of our mass market business is Aziza cosmetics, having purchased the brand from Unilever N.V. in 1995. What started as a low priced eye make-up line, with eye shadow kits, mascara, and pencils, now encompasses a full palette of foundations, lipsticks, nail polishes as well as implements. Aziza cosmetics are targeted toward the young teen market, through creative packaging, low suggested retail prices, and widespread distribution to 12,000 mass market outlets and discount chains. This is a vibrant business which we will continue to support by offering new products and colors and by pursuing additional customers.

FINANCIAL HIGHLIGHTS AND EXPECTATIONS

As we grow by adding new brands, acquiring businesses or related assets, and/or establish and build a compatible new business from scratch, it is reassuring to know that our business model is both flexible and scalable. We sell a variety of fragrance, cosmetic and personal care products in over 100 countries under the Inter Parfums corporate umbrella, at a wide range of price points. Tens of thousands of retailers carry our products.

This flexibility is evidenced as our financial performance for 2001 clearly outpaced 2000:

- Net sales rose 10.5% to $112.2 million, from $101.6 million in 2000, with both mass market and prestige sales gains contributing to the top line improvement,
- Gross margin of 48.4% was well ahead of target levels,
- S,G&A as a percentage of sales was 35.3% for 2001, down from the prior year's 36.9%,
- Net income growth outpaced sales by rising 23% to $8.1 million from $6.6 million in 2000, and
- Earnings per diluted share rose 20% to $0.41 versus $0.34.

In addition to growing our sales and profits to improve shareholder value, we are addressing the issue of liquidity in the trading of our Common Stock. Our Board of Directors again authorized a three-for-two stock split, which was effected in September 2001. Like the split paid in June 2000, this one was taken by our Board to increase the number of shares outstanding, broaden the ownership of our shares and enhance potential liquidity. More recently, a cash dividend program was enacted and our first 1.5 cent per share quarterly dividend was paid on April 15, 2002. This cash dividend, which totals $1.1 million on an annual basis, represents a small part of our cash position which at year-end was $28.6 million. Our cash balances have risen in each of the past several years and our debt is negligible.

There is further growth in our future. As we have reported, we expect 2002 sales to approximate $120 million and net income to reach $8.8 million. These figures exclude any contribution the Tristar transaction may have on our sales or profits.

Incubating new product concepts through development, then production, sales and marketing is an accomplishment that requires the coordination, commitment and sheer will of our entire staff. We are extremely proud of our Company's performance and the people in our organization that made 2001 one of the best years in our nearly two decade history.

If we sound enthusiastic about the prospects for our Company, it is because we truly are. We have internal growth of existing brands, several new product launches in the works, and the financial flexibility and industry recognition to consummate acquisitions, licensing agreements, and business alliances that make sense and of course, add to our profitability.



Jean Madar
Chief Executive Officer,
Chairman of the
Board of Directors



Philippe Benacin
President,
Vice Chairman of the
Board of Directors

THE COMPANY


BURBERRY
TOUCH
BURBERRY
TOUCH
BURBERRY
TOUCH

the

We are Inter Parfums, Inc., a world-wide provider of prestige perfumes and mass market perfumes, cosmetics and health and beauty aids. Organized under the laws of the State of Delaware in May 1985 as Jean Philippe Fragrances, Inc., we changed our name to Inter Parfums, Inc. on July 14, 1999, to better reflect our image as a provider of prestige perfumes. We have also retained the brand name, Jean Philippe Fragrances, for our mass market products.

Our worldwide headquarters and the office of our two (2), wholly-owned New York limited liability companies, Jean Philippe Fragrances, LLC and Inter Parfums USA, LLC, are located at 551 Fifth Avenue, New York, New York 10176 and our telephone number is 212.983.2640. Our consolidated wholly-owned subsidiary, Inter Parfums Holdings, S.A., its majority-owned subsidiary, Inter Parfums, S.A., and its two wholly-owned subsidiaries, Inter Parfums Grand Public, S.A., and Inter Parfums Trademark, S.A., maintain executive offices at 4, Rond Point des Champs Elysees, 75008 Paris, France. Our telephone number in Paris is 331.5377.0000.

Our common stock is listed on The Nasdaq Stock Market (National Market System) and its trading symbol is "IPAR". The common shares of our subsidiary, Inter Parfums S.A., are traded on the Paris Stock Exchange.

We operate in the fragrance and cosmetic industry, specializing in prestige perfumes and mass market perfumes, cosmetics and health and beauty aids:

- Prestige products - for each prestige brand, owned or licensed by us, we develop an original concept for the perfume consistent with world market trends;
- Mass market products - we design, market and distribute inexpensive fragrances and personal care products including alternative designer fragrances, mass market cosmetics and health and beauty aids.

PRODUCTION / SUPPLIERS

The stages of the development and production process for all fragrances are as follows:

- Simultaneous briefing with perfume designers and creators (includes analysis of esthetic and olfactory trends, target clientele and mass market communication approach);
- Concept choice;
- Production of mock-ups for final acceptance of bottles and packaging;
- Invitation of bids from component suppliers (glass makers, plastic processors, printers, etc.) and packaging companies;
- Choice of vendor partners;
- Supply and packaging schedules;
- Issuance of component purchase orders;
- Quality control of incoming components;
- Packaging and inventory control.





Suppliers/vendors who assist us with product development include:

- Independent perfumery design companies (Federico Restrepo, Fabien Barron, Aesthete, Ateliers Dinand);
- Perfumers (IFF, Firmenich, Créations Aromatiques, Robertet, Quest, Wessel Fragrances) which create a fragrance consistent with our expectations and, that of the fragrance designers and creators;
- Contract manufacturers of components such as glassware (Saint Gobain, Pochet, Nouvelles Verreries de Momignie), caps (MT Packaging, Codiplas, Risdon, Newburgh) or boxes (Printor Packaging, Draeger, Dannex Manufacturing);
- Production specialists who carry out packaging (MF Production, SDPP, CCI, CEI Bottling, IKI Manufacturing) or logistics (SAGA for storage, order preparation and shipment).

For our prestige product lines, 80% of component and production needs are purchased from approximately 20 suppliers out of a total of over 120 active suppliers. The suppliers' accounts for our French operations were primarily settled in Euro through December 31, 2001, and for our United States operations, suppliers' accounts are primarily settled in U.S. dollars.

MARKETING AND DISTRIBUTION

Marketing and Distribution of Prestige Products

For our international distribution of prestige products, we contract with independent distribution companies specializing in luxury goods. In each country, we designate anywhere from one to three distributors with the status of "exclusive representative" for one or more of our name brands.

We also distribute our prestige products through a variety of duty-free operators, such as airports and airlines and select vacation destinations.

Approximately 31% of our prestige fragrance net sales are sold in US dollars. In an effort to reduce our exposure to foreign currency exchange fluctuations, we engage in a program of cautious hedging of foreign currencies to minimize the risk arising from operations. As a result of our international operations, sales are not subject to material seasonal fluctuations.



Distribution in France of our prestige products is carried out by a sales team who oversee some 1,200 points of sale including, retail perfumers (chain stores) such as

- Sephora
- Marionnaud
- Nocibé
- Galeries Lafayette

or specialized independent points of sale. Approximately 80% of prestige product sales in France are made to approximately 200 customers out of a total of over 1,200 active accounts.

Our distributors vary in size depending on the number of competing brands they represent. This extensive and diverse network provides us with a significant presence in over 100 countries around the world. Approximately 50 customers out of a total of over 250 active accounts represent 80% of prestige fragrance sales. No one customer represents more than 10% of sales.

International distribution of our FUBU fragrance products is handled in the same manner as that of our other prestige fragrance lines. United States distribution will be the responsibility of our in house sales force who will market FUBU fragrance products to catalog companies, specialty retail stores, retail stores which sell FUBU apparel and mid tier department stores.

Marketing & Distribution of Mass Market Products

In the United States, mass merchandisers, drug store chains and supermarket chains, are the target customers for our mass market products. Our current customer list includes

- Albertsons
- Family Dollar
- Dollar General
- Dollar Tree Distributors
- Consolidated Stores (Big Lot Stores)
- 99 Cent Only
- Pathmark

In addition, our mass market products are sold to wholesale distributors, such as Variety Wholesalers, specialty store chains, and to multiple locations of accessory, jewelry and clothing outlets, such as Rainbow Shoppes.

These products are sold through a highly efficient and dedicated in-house sales team and reach approximately 12,000 retail outlets throughout the United States. Our 140,000 square foot distribution center has provided us with the opportunity and resources to better meet our customers' delivery requirements. The entrepreneurial spirit of our management enables us, and challenges us, to seek out and master new technologies to better serve our customers.

International distribution of our mass market product lines operate through the use of exclusive and nonexclusive distribution agreements in such major territories as:

- Brazil
- Mexico
- Argentina
- Chile
- Columbia
- Canada
- Russia
- Eastern Europe

THE MARKET

The perfumery market can be broken down into two types of retail distribution:


PLUSH
FUBU

- Selective distribution - perfumeries and specialty sections of department stores, who sell brand name products with a luxury image, and
- Mass distribution - mass merchandisers, discount stores and supermarkets, who sell low to moderately priced mass market products for a broad customer base with limited purchasing power.

Selective Distribution

During 2001, the French perfume industry, which accounts for about 30% of the world market, reported a 7.5% growth rate, as compared to a 7% growth rate in 2000 and a 6% growth rate in 1999. (Source: Fédération des Industries de la Parfumerie)

The French domestic market for selective distribution had another good year with sales increasing 5.9% in 2001, as compared to 5.4% in 2000.

During 2001, the French export market, which grew at a 9.7% rate, was favorably impacted by the declining value of the Euro, as compared to other currencies:

- The European Union countries, which absorb two thirds of exports, grew at a rate of over 6%.
- North America, which represents the second largest market of the perfume and cosmetic industry, reported a 15% increase in the first six months of 2001 only to give back much of that growth in the aftermath of September 11th.
- Asia increased 9% in 2001, as compared to 26% in 2000 with much variation among individual countries. Japan was up 5% and Hong Kong was up 90%, whereas China was down 24%.
- Eastern Europe, progressed nicely with an increase of 48% in Russia. (Source: Fédération des Industries de la Parfumerie)

While our market share is less than 1% in France, in other countries such as the United Kingdom, United States, Italy, Portugal, Saudi Arabia and South Korea, the Company's market share is reportedly between 1% and 4% of French perfumery imports (internal source).

Mass Market Distribution

Our mass market products, which consist of low to moderately-priced fragrances, cosmetics and health and beauty aids are designed for a broad customer base with limited purchasing power. We sell our products both in the United States and abroad. Mass merchandisers, discount stores and supermarkets continued to perform very well during the slowdown of the economy. Our Aziza line of cosmetics has achieved widespread acceptance with distribution in over 12,000 doors and growing. Our new line of health and beauty aids, which consists of shampoos, conditioners and lotions, under our Intimate brand, is currently distributed in over 4,000 doors with new doors being added monthly. We expect sales to continue to grow as our high volume, discount store customers open more stores, and we continue to develop new products for them.




Other 1%
Middle East 9%
Asia 11%
North America 31%
South & Central America 11%
Europe 37%


Sales by Geographic Area
North America 31%
Europe 37%
Asia 11%
Middle East 9%
South & Central America 11%

THE COMPETITION

The market for fragrances and beauty related products is highly competitive and sensitive to changing mass market preferences and demands. The prestige fragrance industry is highly concentrated around certain major players with resources far greater than ours. We compete with an original strategy, regular and methodical development of quality fragrances for a growing portfolio of internationally renowned brand names.

Our closest competitors in the prestige market typically do not have mass market products departments. However, they may develop, market and sell prestige cosmetics. We do not presently sell prestige cosmetics.

At the present time, we are aware of approximately five established companies which market similar alternative designer fragrances. This market is characterized by competition primarily based upon price. We feel the quality of our fragrance products, competitive pricing, and our ability to quickly and efficiently develop and distribute new products, will enable us to continue to effectively compete with these companies.

The market for name brand and mass market color cosmetics is highly competitive, with several major cosmetic companies marketing similar products. Many of these companies have substantial financial resources and national marketing campaigns. However, we believe that brand recognition of the Aziza name, together with the quality and competitive pricing of our products, enables us to compete with these companies in the mass market.

The market for health and beauty aids is also highly competitive, and is dominated by large multinational companies such as Unilever and Proctor and Gamble. We compete primarily with a low price point coupled with the recognition of our brand name, Intimate.


THE PRODUCTS

PRESTIGE PERFUMES

Since 1988 we have sought to build a portfolio of luxury brand names through licensing agreements or through direct acquisition of existing brand names. Under license agreements we obtain the right to use the brand name, create new fragrances and packaging, determine positioning and distribution, and market and sell the licensed products, in exchange for the payment of royalties. Our rights under license agreements are also generally subject to certain minimum sales requirements and advertising expenditures.

The creation and marketing of each product line are intimately linked with the brand's name, its past and present positioning, customer base and, more generally, the prevailing market atmosphere. Accordingly, we generally conduct a market study for each proposed product line for almost a full year before we introduce any new product into the market.

This market study is intended to define the general position of the line and more particularly its fragrance, bottle, packaging and appeal to the buyer. In our opinion, the unity of these four elements of the marketing mix makes for a successful product.

Overall spending on marketing and point of sale support aggregated approximately $15.2 million in 2001 with approximately $4.5 million in point of sale support, which is included in cost of sales and $10.7 million in other marketing costs, included in selling expenses. Distributors of our product lines contribute a similar amount for additional marketing support. The cost of launching a new product (molds and tools, start-up costs and communication costs, media, etc.) generally varies from $0.2 million to $2.0 million.

The smooth and consistent operation of our prestige perfume operations requires a thorough knowledge of the market, detailed analysis of the image and potential of each brand name, a "good dose" of creativity, as well as a highly professional approach to international distribution channels. Our prestige fragrances have an average life expectancy of five to ten years, and retail at prices of $30 to $50.

Our brand name portfolio, which has been steadily increasing since 1988, is now made up essentially of seven brand names, each of which has a variety of product lines. Net sales of Burberry products accounted for 40.8%, 37.8% and 37.5% of net sales for the years ended December 31, 2001, 2000 and 1999, respectively.

In addition, we have planned several new product launches for 2002 including:

- FUBU Plush
- Burberry Baby Touch
- Bazar from Christian Lacroix
- Celine bath line
- S.T. Dupont

BURBERRY
(Burberry of London, Weekend, Burberry Touch)

Burberry is our leading selective brand name and we are operating under the terms of an exclusive worldwide license agreement entered into in 1993. In February 2000, we extended the license agreement until December 31, 2006, and in 2001 we expanded the license to include baby fragrance and toiletry products. Burberry enjoys a very distinctive, upscale-market and classic image, with an undeniable international cachet.



In August 2000, we launched two new Burberry perfume lines, Burberry Touch, for men and Burberry Touch for women, and in 2001, we extended the Burberry Touch line to bath products. These lines are designed with a style intended to be consistent with the new, more modern and trend-setting Burberry brand image. For 2002, we intend to launch a Baby Burberry Touch line of alcohol free fragrances.

S.T. DUPONT
(S.T. Dupont Paris, Signature)

In June 1997 we signed an 11-year exclusive license agreement with S.T. Dupont for the creation, manufacture and worldwide distribution of S.T. Dupont perfumes. Based on a strong international luxury image, two lines launched in September 1998 made a promising start with a strong sell through. A line of bath products introduced during the first half of 1999 further enhanced the image of the brand.

In March 2000 we launched a new S.T. Dupont Signature line of two new highly selective perfumes, designed around the theme of writing for which S.T. Dupont is famous. However, the signature line has not met our overall expectations, and we are working on the development of a new S.T. Dupont line to be launched in the latter part of 2002 or early 2003.

PAUL SMITH

We signed a 12-year exclusive license agreement with Paul Smith in December 1998 for the creation, manufacture and worldwide distribution of Paul Smith perfumes and cosmetics. This license represents a new avenue for growth, as it provides us with a unique opportunity in designer perfumes, a sector from which we have been absent until now.

Paul Smith is an internationally renowned British designer who creates fashion with a clear identity. Paul Smith has a modern style which combines elegance, inventiveness and a sense of humor. These images, in conjunction with a growing audience, provide the justification for the creation of a perfume and cosmetics line. We launched our first line of Paul Smith perfumes in certain international markets beginning in July 2000 and continued the international roll-out throughout 2001.

CHRISTIAN LACROIX
(Eau Florale, Bazar)

In March 1999, we entered into an exclusive license agreement with the Christian Lacroix Company, a division of LVMH Moët Hennessy Louis Vuitton S.A. ("LVMH"), for the worldwide development, manufacture and distribution of perfumes. For us, this association with a prestigious fashion label is another key area for growth which we expect will further strengthen our position in the prestige fragrance market. Our first Christian Lacroix line, Eau de Parfum, was launched in Europe during 1999. During 2000, we launched the line in the United States, with an exclusive distribution arrangement with Saks Fifth Avenue, and in South America. During 2001, we launched a lighter eau de toilette fragrance, Eau de Florale.

For 2002, we have developed a new line for Christian Lacroix fragrances called Bazar from Christian Lacroix, which is planned to make its debut in the second quarter of 2002.

CELINE

In May 2000 we entered into an exclusive worldwide license agreement for the development, manufacturing and distribution of fragrance lines under the Celine brand name with Celine, a division of LVMH Moët Hennessy Louis Vuitton S.A. We launched two new fragrance lines in the fourth quarter of 2001, and the initial consumer response was very good. We also plan to market a new Celine bath line in the third quarter of 2002.



Celine, a French luxury fashion and accessory company, and part of LVMH, is known throughout the world for its luxury and quality products, as well as the unique designs of Michael Kors. This agreement is an important part of Celine's strategy to develop dynamic brand recognition and to offer a varied range of luxury items to an international clientele.

Association with this prestigious fashion label is an important step in the development and expansion of our prestige business. This relationship is expected to add strength to all of our prestige brands and contribute to our continued growth.

FUBU
(FUBU Plush)



In June 2000 we signed an exclusive worldwide agreement with FUBU The Collection to produce and sell men's and women's fragrances. Our agreement with FUBU will allow us to offer a new, contemporary fragrance to consumers. Everything about the FUBU fragrance lines we are developing, from scent to packaging, advertising and marketing, will complement the lifestyle image of the FUBU collections. Our FUBU Plush fragrance line for men and women will be launched in specialty retail stores and international markets beginning in the second quarter of 2002 with the mid tier department stores launch following in the third quarter 2002.

Founded by four young men in 1992, FUBU exploded onto the young men's fashion scene. Music, movie, television and sport stars have worn the designs all recognizable by the FUBU logos. Today, FUBU product sales exceed $350 million, and encompass men's sportswear-formalwear, ladies, and children's apparel, as well as footwear and accessory items. The exposure FUBU has received has helped to create a loyal brand following from ages 5-55 in both the U.S. and abroad. Today's FUBU customers are both men and women, living in big cities and small towns, and encompass many diverse ethnic, racial and cultural backgrounds.

MOLYNEUX
(Quartz, Quartz Pour Homme, Modern Quartz)

The Molyneux brand name, which we purchased in March 1994, was originally created at the turn of the century by the fashion designer Edouard Molyneux, and ranks among the institutional brand names of French perfumery. Molyneux enjoys a



very prominent market position in South America, especially through the "Quartz" line for women, which was launched in 1978. The Molyneux brand provides synergies with the Burberry brand name among duty-free operators (joint sales areas, use of the same demonstrators, and enhanced positioning for negotiating with duty-free operators and other customers). The Molyneux name is also well established in France and other Western European countries. In January 2000 we launched a totally new line, called Modern Quartz, by Molyneux, in a modernistic package and in 2001 we launched a men's version, Modern Quartz for Men.

Other selective brand names

We also create, develop and market the following products:

- Parfums Weil, which includes "Eau de Fraichaur", and "Bambou" which are sold predominantly in France and Europe.
- Régine's, who's "Régine's for men" line is primarily distributed in the Middle East.

MASS MARKET PRODUCTS

Mass Market Fragrances

We produce and market a complete line of alternative designer fragrances and personal care products which sell at a substantial discount from their high profile, high retail cost, brand name counterparts. Our alternative designer fragrances, which are produced in the United States, are similar in scent to highly advertised designer fragrances that are marketed at a high retail price. These products are intended to have an upscale image without a high retail price, and typically sell at a price below $5.00 at the mass market retail level, substantially discounted from the high cost of designer fragrances which typically range from $30.00 to $200.00 at prestige retail locations.

Our alternative designer fragrances encompass a complete and increasing array of fragrances, body sprays, deodorants and perfumed creams. Product line extensions into additional personal care products are ongoing and development of new and innovative product lines is a continuous process.

New designer fragrances are constantly being launched in the marketplace. Substantial expenditure of advertising dollars, selective distribution and a high retail price create a perfect candidate for an alternative designer fragrance. We react to demand by creating a similar scent which, when combined with an innovative packaging design, is ready for sale to mass market merchandisers, chain drug stores, wholesalers and international trading companies. To this end, our strategy is to be among the first to release these new introductions into the market.


Dry Skin
Lotion

Under the terms of a license agreement signed in 1990 with Jordache Enterprises, we have capitalized on the strength and awareness of the Jordache trademark. Our rights under this license agreement, which terminate on June 30, 2005, are subject to certain minimum sales requirements and the payment of royalties. Recent new introductions in the fragrance category are directed at and focused on the younger, trendy mass market consumer who is the core of the Jordache franchise. New packaging, which utilizes the latest in graphic technology, is both innovative and attractive. We expect to continue this trend with additional line extensions under the Jordache brand name.

Mass Market Cosmetics

We purchased the trademark, Aziza, for cosmetics from Unilever N.V. in 1995. After extensive market research and product development, we launched an Aziza product line in February 1996. Aziza was the first mass market cosmetic brand to focus solely on the eyes. The recognition of the Aziza trade name provided us with the opportunity to introduce a new cosmetic line with an existing loyal customer base.

During August 1999 we introduced a new Aziza line of low priced eyeshadow kits, mascara, colorful lip gloss and pencils, which is geared towards the young teen market. This product line, with its low suggested retail prices, is being distributed to mass market retailers and discount chains, including the 99 Cent and Dollar Store markets.

New product development is ongoing with foundation, lipstick, nail polish and implements having recently been added to the line. Aziza is presently distributed in approximately 12,000 mass market outlets throughout the United States.

Mass Market Health and Beauty Aids

During the second quarter of 2001, we introduced a new line of mass market health and beauty aids under our Intimate brand, consisting of shampoo, conditioner, hand lotion and baby oil. We distribute this line to the same mass market retailers and deep discount chains as our Aziza cosmetic line. Intimate health and beauty aids are presently distributed in approximately 4,000 mass market outlets throughout the United States.


THE ORGANIZATION
PLUSH
FRAGRANCES FOR MEN AND LADIES
FUBU

the

All corporate functions including product analysis and development, production and sales, and finance are coordinated at the Company's corporate headquarters in New York and at the corporate offices of Inter Parfums, S.A. in Paris. Both companies are organized into four operational units that report directly to general management and ultimately to the President, Philippe Benacin and the Chief Executive Officer, Jean Madar:

Finance, investor relations and administration -

Russell Greenberg in the United States and Philippe Santi in France

- Financial policy and communication, investor relations;
- Financial accounting, cost accounting, budgeting and cash flow management;
- Disclosure requirements of the Securities and Exchange Commission and Commission des Operations de Bourse;
- Labor relations, tax and legal matters and management information systems.

Operations -

Gerald McKenna and Alex Canavan in the United States and Eric de Labouchere in France:

- Product development;
- Logistics and transportation;
- Purchasing and industrial relations;
- Quality control and inventory cost supervision.

Export sales -

Bruce Elbilia in the United States and Frédéric Garcia-Pelayo in France:

- International development strategy;
- Establishment of distributor networks and negotiation of contracts;
- Monitoring of profit margins and advertising expenditures.

Domestic (home country) sales -

Wayne Hamerling in the United States and Jack Ayer in France:

- Establish and apply domestic sales strategy and distribution policy;
- Sales team management and development;
- Monitoring of profit margins and advertising expenditures.

organizational chart


20%
LV Capital USA, Inc.
58%
Philippe Benacin Jean Madar
22%
Public Shareholders
Inter Parfums, Inc. (Nasdaq-"IPAR")
100%
Inter Parfums Holding, S.A.
100%
Jean Philippe Fragrances, LLC
100%
Inter Parfums USA, LLC
78%
Inter Parfums, S.A. (Second Market, Paris)

Management's Discussion and Analysis of Financial Condition and Results of Operations

We are a leading manufacturer and distributor of fragrances, cosmetics and health and beauty aids. We combine innovation and creativity to produce quality products for our customers around the world.

We operate in the fragrance and cosmetic industry, specializing in prestige perfumes and mass market perfumes, cosmetics and health and beauty aids:

- Prestige products - for each prestige brand, owned or licensed by us, we develop an original concept for the perfume consistent with world market trends.
- Mass market products - we design, market and distribute inexpensive fragrances and personal care products, including alternative designer fragrances, mass market cosmetics and health and beauty aids.

We have entered into two (2) licenses with affiliates of our strategic partner, LV Capital, USA Inc. ("LV Capital"), a wholly-owned subsidiary of LVMH Moët Hennessy Louis Vuitton S.A. In May 2000 we entered into an exclusive worldwide license for prestige fragrances for the Celine brand, and in March 1999 we entered into an exclusive worldwide license for Christian Lacroix fragrances. Both licenses are subject to certain minimum sales requirements, advertising expenditures and royalty payments as are customary in our industry.

2001 COMPARED TO 2000

In 2001 we set another new sales record. Net sales for the year ended December 31, 2001 increased 10.5% to a record $112.2 million, as compared to $101.6 million in 2000. At comparable foreign currency exchange rates, net sales actually rose 12% in 2001 as compared to the prior year. The increase in net sales is attributable to increases in both our prestige and mass market product lines.


$54.5
$64.0
$75.2
1999
2000
2001
Prestige Fragrance Sales

Prestige product sales, which were up approximately 13% in 2001, were spurred by the select global roll-out unveiled in the fourth quarter of 2000 of our Burberry Touch fragrance line. The success of the fragrance line supported the launch of our Burberry Touch bath line in March 2001. During the year, we also continued the geographic expansion of our Paul Smith fragrance line, which was initially introduced in the third quarter of 2000. In addition, in October 2001, our Celine fragrance line debuted in the United States and France. The Celine fragrance launch began slowly in the weeks following September 11th. However, the brand has a strong following throughout Western Europe and Japan, and we will be increasing global distribution during 2002 as well as introducing a Celine bath line later this year.

We have a strong line-up of new brands and brand extensions in our 2002 new product pipeline. FUBU Plush, will be available in select specialty stores and certain international markets during the second quarter of 2002. Shortly thereafter, FUBU Plush will mark its official launch in mid tier department stores. Our Burberry baby line is hitting the stores now and we are very enthusiastic about our new Christian Lacroix fragrance line, Bazar, which is scheduled to be launched this spring.

Net sales of mass market products were up 5% for the year ended December 31, 2001, as compared to 2000. This increase is the result of the 2001 launch of our new line of health and beauty aids and the continuing success of our Aziza line of cosmetics. New product development is well under way to enlarge both lines throughout 2002.

In an attempt to gain market share in mass market fragrances, we recently entered into a letter of intent with Tristar Corporation ("Tristar"), a Debtor-in-possession in a Chapter 11 proceeding, to purchase certain of its mass market fragrance brands and certain inventories. Tristar is one of our major competitors in mass market fragrances and the brands contemplated to be purchased are sold in the same distribution channel as that of our current mass market fragrance lines.

The letter of intent provides for us to purchase certain assets for approximately $10 million with the remaining assets of Tristar to be purchased by a new company to be formed by existing management of Tristar together with its unsecured creditors. Our ultimate purchase price depends upon the results of a due diligence investigation of Tristar. In addition, the letter of intent contemplates a manufacturing agreement with this new company together with a non-competition agreement for mass market fragrances and cosmetics.

The proposed acquisition is subject to a number of factors, which could prevent the acquisition from occurring. These factors include: acceptance of the letter of intent by Tristar's creditors, approval of the Bankruptcy Court, negotiation, execution and delivery of a definitive acquisition agreement and a due diligence investigation.

In addition, we are actively pursuing other new business opportunities. However, we cannot assure you that any new license or acquisitions will be consummated.

Gross profit margins held steady at 48.4% of net sales for the year ended December 31, 2001, as compared to 48.9% in 2000. Gross profit margins have remained ahead of our target rates of 45% to 46% primarily as a result of the strong dollar in relation to the Euro. This results from the fact that certain European sales are denominated in US dollars. In addition, our prestige fragrance lines, which have been growing at a faster rate than our mass market lines, generate a higher gross profit margin than our mass market product lines.

Selling, general and administrative expenses increased to $39.6 million for the year ended December 31, 2001, as compared to $37.5 million in 2000 and declined to 35% of sales for the year ended December 31, 2001, as compared to 37% of sales in 2000. Our mass market sales do not require extensive advertising and therefore, more of our selling, general and administrative expenses are fixed rather than variable. As a result, the increase in mass market sales enables us to spread our fixed costs over a larger net sales base. On the other hand, promotion and advertising are prerequisites for sales of designer products. We develop a complete marketing and promotional plan to support our growing portfolio of prestige fragrance brands and to build upon each brand's awareness. Promotion and advertising expense was approximately 14% of prestige fragrance sales in 2001, as compared to 15% in 2000, a year that included a higher number of new fragrance launches.

As previously reported, our French subsidiary, Inter Parfums, S.A., is a party to litigation with Jean Charles Brosseau, S.A. ("Brosseau"), the licensor of the Ombre Rose trademark. In October 1999, Inter Parfums, S.A. received notice of a judgment in favor of Brosseau, which awarded damages of approximately $600,000 and which directed Inter Parfums, S.A. to turn over its license to Brosseau within six months.

Inter Parfums, S.A. is appealing the judgment as it vigorously and categorically denies the claims of Brosseau. In June 2000, as a result of certain developments, Inter Parfums, S.A. and its special litigation counsel considered it likely that the


$9.9
$11.6
$14.7
1999
2000
2001
Income From Operations

judgment would be sustained and therefore took a charge against earnings for $600,000, the full amount of the judgment. In February 2001, the Court of Appeal confirmed the Brosseau claim with respect to turning over the license. In addition, the Court named an expert to proceed with additional investigations and required Inter Parfums, S.A. to pay $142,000 as an advance for damages claimed by Brosseau.

Inter Parfums, S.A. is continuing its appeal as it still denies the claims of Brosseau. We do not believe that such litigation will have any further material adverse effect on our financial condition or operations.

During the year ended December 31, 2000 we sold marketable securities and realized a gain of $1.4 million ($645,000 after taxes and minority interest). On occasion, we invest excess cash in marketable securities, which are classified as available-for-sale. These funds are available to support current operations or to take advantage of other investment opportunities. At December 31, 2000, we had no remaining marketable security positions and there were no marketable security transactions in 2001.

Interest expense was $300,000 for the year ended December 31, 2001, as compared to $400,000 in 2000. We use the credit lines available to us, as needed, to finance our working capital needs.

We recognized a gain on foreign currency of $100,000 for the year ended December 31, 2001 as compared to a loss of $200,000 in 2000. Occasionally, we enter into foreign currency forward exchange contracts to manage exposure related to certain foreign currency commitments.


5.5%
6.5%
7.2%
1999
2000
2001
Net Margin Percentage

Our effective income tax rate was 37% for the year ended December 31, 2001, as compared to 42% in 2000. The effective tax rate for the year ended December 31, 2000 included a $480,000 ($370,000 after minority interest) accrual to cover the potential exposure related to tax audits of Inter Parfums, S.A. commenced by the French Tax Authorities. Excluding such charge our effective tax rate for 2000 was 38%.

Net income increased 23% to $8.1 million for the year ended December 31, 2001, as compared to $6.6 million in 2000. Net income for the year ended December 31, 2000 includes charges of $630,000 and a gain of $645,000, all after taxes and minority interest. The charges represent an accrual for exposure relating to the Brosseau litigation of $260,000 and a potential tax assessment of $370,000. The gain represents a realized gain on sale of marketable securities.

After giving effect to our 3 for 2 stock split effected in September 2001, diluted earnings per share increased 20% to $0.41 for the year ended December 31, 2001, as compared to $0.34 in 2000. Weighted average shares outstanding aggregated 17.8 million for the year ended December 31, 2001, as compared to 17.6 million in 2000. On a diluted basis, average shares outstanding was 19.9 million for the year ended December 31, 2001, as compared to 19.5 million in 2000.


$0.26
$0.34
$0.41
1999
2000
2001
Fully Diluted Earnings Per Share

2000 Compared to 1999

In fiscal year 2000, we set a new sales record. Net sales for the year ended December 31, 2000 increased 17% to $101.6 million, as compared to $87.1 million in 1999. At comparable foreign currency exchange rates, net sales actually rose 30% in 2000 as compared to 1999.

Our sales growth is attributable to across-the-board increases in both our prestige and mass market product lines. However, the precipitous rise of the US dollar in relation to the French franc has masked our true revenue growth.

Growth in net sales of prestige products, which was up approximately 17% in 2000, was fueled in part by the tremendous success of the recent launches of our Paul Smith and "Burberry Touch" fragrance lines. Paul Smith premiered in the United Kingdom in July and is presently being sold in over 450 U.K. doors. Sales ran well ahead of expectations in the initial phase of the roll out. "Burberry Touch", our newest Burberry fragrance, was launched worldwide in late September 2000, and initial consumer reaction has been very favorable. Additional year 2000 launches included our S.T. Dupont "Signature" line, which continues to perform strongly in the Far East, and "Modern Quartz" by Molyneux, which is very successful in France and South America.

In addition to expanding the geographic distribution of products we launched in 2000, we have a large new product and brand extension pipeline in the works. We are leveraging the popularity of "Burberry Touch" by bringing to market a new bath line for men and women, scheduled for introduction later this year. In March 2001, Paul Smith fragrances will be launched in Japan where this designer has a large and loyal fashion following and over 200 standing doors. In February 2001, we unveiled Christian Lacroix "Eau Florale" in the U.S. with an exclusive at Saks Fifth Avenue's 63 stores, to be followed by European distribution later this spring. Development is going well with Celine, our second LVMH license, and we are on target for the initial launch of two new Celine fragrances in the fourth quarter of 2001.

Net sales of our mass market products were up 17% for the year ended December 31, 2000, as compared to 1999. Sales growth from our wide selection of mass market fragrances continues to exceed our expectations. Our new Aziza line of cosmetics has also achieved widespread acceptance. We expect sales to continue to grow as our high volume, discount store customers open more stores, and we continue to develop new products for them. We are presently developing a line of health and beauty aids, including shampoos and conditioners.

Growing sales within existing product lines, new product launches and an active new business development program are how we plan to continue to grow our business in the year 2001 and beyond. During the year 2000 we signed an exclusive worldwide license agreement with Celine, a division of LVMH Möet Hennessy Louis Vuitton S.A. Our first line of Celine fragrances is expected to debut in October 2001. Also during fiscal 2000, we signed an exclusive worldwide license agreement with FUBU The Collection to produce and sell men's and women's fragrances. We anticipate that the first FUBU fragrance line for men and women will be launched in 2002.

Gross profit margins increased to 49% of net sales for the year ended December 31, 2000, as compared to 48% in 1999. Gross profit margins have continued to increase over the past four years. Part of this improvement is the result of the strength of the US dollar in relation to the Euro, as certain European sales are denominated in US dollars. In addition, our prestige fragrance lines, which have been growing at a faster rate than our mass market lines, generate a higher gross profit margin than our mass market product lines.

Selling, general and administrative expenses increased to $37.5 million for the year ended December 31, 2000, as compared to $32.0 million in 1999 and represented 37% of sales in both 2000 and 1999.

In the United States, selling, general and administrative expenses increased to $9.8 million for the year ended December 31, 2000, as compared to $9.1 million in 1999, but declined to 31% of net sales in 2000, as compared to 34% of management's discussion and analysis of

net sales in 1999. Our mass market sales do not require extensive advertising and therefore, more of our selling, general and administrative expenses are fixed rather than variable. As a result, the increase in sales has enabled us to spread our fixed costs over a larger net sales base.

Selling, general and administrative expenses incurred by our French subsidiary, Inter Parfums, S.A., increased to $27.7 million for the year ended December 31, 2000, as compared to $22.8 million in 1999. As a percentage of sales, selling, general and administrative expenses represented 39% of sales in 2000, as compared to 38% in 1999. Promotion and advertising are prerequisites for sales of designer products. We develop a complete marketing and promotional plan to support our growing portfolio of prestige fragrance brands and to build upon each brand's awareness.

During the year ended December 31, 2000 we sold marketable securities and realized a gain of $1.4 million ($645,000 after taxes and minority interest). On occasion, we invest excess cash in marketable securities, which are classified as available-for-sale. These funds are available to support current operations or to take advantage of other investment opportunities. At December 31, 2000, we had no remaining marketable security positions.

Interest expense was $400,000 for the year ended December 31, 2000, as compared to $300,000 in 1999. We use the credit lines available to us, as needed, to finance our working capital needs.

We incurred a loss on foreign currency of $200,000 for both of our last two fiscal years. Occasionally, we enter into foreign currency forward exchange contracts to manage exposure related to certain foreign currency commitments.

Our effective income tax rate was 42% for the year ended December 31, 2000, as compared to 40% in 1999. The effective tax rate for the year ended December 31, 2000 includes a $480,000 ($370,000 after minority interest) accrual to cover the potential exposure related to tax audits of Inter Parfums, S.A. commenced by the French Tax Authorities. If not for these accruals, the declining tax rates in France would have caused a decline in our overall effective tax rate.

Net income increased 36% to $6.6 million for the year ended December 31, 2000, as compared to $4.8 million in 1999. Net income for the year ended December 31, 2000 includes charges of $630,000 and a gain of $645,000, all after taxes and minority interest. The charges represent an accrual for exposure relating to the Brosseau litigation of $260,000 and a potential tax assessment of $370,000. The gain represents a realized gain on sale of marketable securities.

After giving effect to our 3 for 2 stock split effected in June 2000 and our 3 for 2 stock split effected in September 2001, diluted earnings per share increased 31% to $0.34 for the year ended December 31, 2000, as compared to $0.26 in 1999. Weighted average shares outstanding aggregated 17.6 million for the year ended December 31, 2000, as compared to 17.1 million in 1999. On a diluted basis, average shares outstanding was 19.5 million for the year ended December 31, 2000, as compared to 18.2 million in 1999. Shares repurchased pursuant to our stock repurchase program, offset shares issued upon exercise of stock options. However, the increase in our stock price has increased the dilutive effect of outstanding stock options, thereby increasing diluted shares outstanding.


$29.4
$27.6
$28.6
1999
2000
2001

Cash and Marketable Securities

Liquidity and Financed Resources

Profitable operating results continue to strengthen our financial position. At December 31, 2001, working capital aggregated $68 million and we had a working capital ratio of 3.7 to 1. Cash and cash equivalents aggregated $29 million and our net book value was $3.48 per outstanding share as of December 31, 2001. Furthermore, we had only $1.4 million in long-term debt.

On occasion we use a portion of our cash to make investments in marketable equity securities classified as available-for-sale. These funds are available to support current operations or to take advantage of other investment opportunities. These investments are made to maximize our return on cash. As of December 31, 2000 we had no marketable security positions and we had no marketable security transactions during 2001.

Our short-term financing requirements are expected to be met by available cash at December 31, 2001, cash generated by operations and short-term credit lines provided by domestic and foreign banks. The principal credit facilities for 2001 are a $12.0 million unsecured revolving line of credit provided by a domestic commercial bank and approximately $12.0 million in credit lines provided by a consortium of international financial institutions.

Cash provided by operating activities aggregated $7.0 million for the year ended December 31, 2001 as compared to $0.2 million in 2000. At December 31, 2001, accounts receivable and inventories were up 5% and 13%, respectively, from December 31, 2000 after eliminating the effect of changes in foreign currency exchange rates. These increases are in line with our 12% constant dollar sales increase. Our sales growth for the year ended December 31, 2000, of 30%, in constant dollars, was highly concentrated in the latter part of that year as a result of our Paul Smith and Burberry Touch launches. The inventory buildup to support those launches as well as to support the anticipated growth going into 2001, was the primary reason for the relatively low level of cash flow from operations for the year ended December 31, 2000.


$52.4
$57.7
$68.2
1999
2000
2001

Working Capital

In September 2001, the Chief Executive Officer and the President each exercised 899,625 outstanding stock options of the Company's common stock. The aggregate exercise price of $2,334,690 each, was paid by each of them tendering to the Company 233,469 shares of the Company's common stock, previously owned by them, valued at $10.00 per share, the fair market value on the date of exercise. All shares issued pursuant to these option exercises were issued from treasury stock of the Company. In addition, the Chief Executive Officer tendered an additional 149,884 shares for payment of withholding taxes resulting from the option exercises. As a result of this transaction, the Company expects to receive a tax benefit of approximately $4,800,000, which has been reflected as an increase to additional paid-in capital in the accompanying financial statements.

We believe that funds generated from operations, supplemented by our present cash position and available credit facilities, will provide us with sufficient resources to meet all present and reasonably foreseeable future operating needs.

As previously discussed, in an attempt to gain market share in mass market fragrances, we recently entered into a letter of intent with Tristar Corporation ("Tristar"), a Debtor-in-possession in a Chapter 11 proceeding, to purchase certain of its mass market fragrance brands and certain inventories. If we purchase the inventory, then we will pay the purchase price for the inventory in cash. We do not believe that such use of cash will adversely affect our liquidity.

In January 1999, certain member countries of the European Union established permanent fixed rates between their existing currencies and the European Union's common currency, the

Euro. The transition period for the introduction of the Euro was completed on January 1, 2002. The introduction of the Euro and the phasing out of other currencies have not had any material impact on our consolidated financial statements.

Inflation rates in the U.S. and foreign countries in which we operate did not have a significant impact on operating results for the year ended December 31, 2001.

Quantitative and Qualitative Disclosures About Market Risk

General

We address certain financial exposures through a controlled program of risk management that primarily consists of the use of derivative financial instruments. We primarily enter into foreign currency forward exchange contracts in order to reduce the effects of fluctuating foreign currency exchange rates. We have entered into one (1) interest rate swap in an attempt to take advantage of low variable interest rates as compared to the fixed rate on our long-term debt. We do not engage in the trading of foreign currency forward exchange contracts or interest rate swaps.

Foreign Exchange Risk Management

We periodically enter into foreign currency forward exchange contracts to hedge exposure related to receivables denominated in a foreign currency and to manage risks related to future sales expected to be denominated in a foreign currency. We enter into these exchange contracts for periods consistent with our identified exposures. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on the receivables and cash flows of Inter Parfums, S.A., our French subsidiary, whose functional currency is the Euro. All foreign currency contracts are denominated in currencies of major industrial countries and are with large financial institutions, which are rated as strong investment grade.

All derivative instruments are required to be reflected as either assets or liabilities in the balance sheet measured at fair value. Generally, increases or decreases in fair value of derivative instruments will be recognized as gains or losses in earnings in the period of change. If the derivative is designated and qualifies as a cash flow hedge, the changes in fair value of the derivative instrument will be recorded in other comprehensive income.

Before entering into a derivative transaction for hedging purposes, we determine that a high degree of initial effectiveness exists between the change in the value of the hedged item and the change in the value of the derivative from a movement in foreign currency rates. High effectiveness means that the change in the value of the derivative will effectively offset the change in the fair value of the hedged item. We measure the effectiveness of each hedge throughout the hedged period. Any hedge ineffectiveness is recognized in the income statement.

We believe that our risk of loss as the result of nonperformance by any of such financial institutions is remote and in any event would not be material. The contracts have varying maturities with none exceeding one year. Costs associated with entering into such contracts have not been material to our financial results. At December 31, 2001, we had foreign currency contracts in the form of forward exchange contracts in the amount of approximately $6.8 million. The foreign currencies included in these contracts are principally the U.S. dollar.

Interest Rate Risk Management

We mitigate interest rate risk by continually monitoring interest rates, and then determining whether fixed interest rates should be swapped for floating rate debt, or if floating rate debt should be swapped for fixed rate debt. We have entered into one (1) interest rate swap to take advantage of declining interest rates. At December 31, 2001 we had (1) interest rate swap agreement outstanding to convert $1.4 million of principal fixed rate debt with an interest rate of 4.56% to floating interest rate debt, at the EURIBOR rate, over the life of our long term debt due in 2005. At December 31, 2001, the EURIBOR rate was 3.3%. If interest rates were to rise 1% per annum over the remaining term of the long term debt, then we would incur a loss of $35,000.

Forward Looking Statements

Statements in this document, which are not historical in nature, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from projected results. Given these risks, uncertainties and other factors, persons are cautioned not to place undue reliance on the forward-looking statements.

Such factors include effectiveness of sales and marketing efforts and product acceptance by consumers, dependence upon management, competition, currency fluctuation and international tariff and trade barriers, governmental regulation and possible liability for improper comparative advertising or "Trade Dress".

quarterly financial data (unaudited)

(In thousands, except per share amounts)

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Net sales	$ 31,043	$ 26,260	$ 27,628	$ 27,302	$ 112,233
Cost of sales	15,429	13,701	14,347	14,410	57,887
Net income	2,031	1,941	1,922	2,224	8,119
Net income per diluted share[1]	$ 0.10	$ 0.10	$ 0.10	$ 0.11	$ 0.41
Number of diluted shares outstanding[1]	19,640	19,985	20,167	19,950	19,936

[1]*Adjusted for the 3:2 stock split (50% stock dividend) paid in September 2001.*

2000	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Net sales	$ 22,169	$ 24,277	$ 25,940	$ 29,196	$ 101,582
Cost of sales	12,245	12,541	13,923	13,164	51,873
Net income	1,422	1,508	1,635	2,024	6,589
Net income per diluted share[1]	$ 0.07	$ 0.08	$ 0.08	$ 0.10	$ 0.34
Number of diluted shares outstanding[1]	19,388	19,540	19,520	19,555	19,501

[1]*Adjusted for the 3:2 stock splits (50% stock dividends) paid in June 2000 and September 2001.*

consolidated balance sheets

(In thousands, except share and per share data)

	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 28,562	$ 27,599
Accounts receivable, net of allowances of $1,914 and $2,067 in 2001 and 2000, respectively	31,223	30,844
Inventories	27,645	25,340
Receivables, other	944	497
Other current assets	1,362	1,808
Income tax receivable	2,633	
Deferred tax asset	1,360	435
Total current assets	93,729	86,523
Equipment and leasehold improvements, net	3,896	3,162
Trademarks and licenses, net	3,842	4,539
Other assets	305	347
Deferred tax asset	767	
	$ 102,539	$ 94,571
Liabilities		
Current liabilities:		
Loans payable - banks	$ 1,308	$ 2,542
Accounts payable	15,510	18,224
Accrued expenses	7,960	6,961
Income taxes payable	747	1,108
Total current liabilities	25,525	28,835
Deferred tax liability	739	684
Long-term debt	1,366	1,417
Minority interest	9,818	8,574
Commitments and contingencies		
Shareholders' Equity		
Preferred stock, $.001 par value; authorized 1,000,000 shares; none issued		
Common stock, $.001 par value; authorized 30,000,000 shares; outstanding 18,692,269 and 17,514,416 shares in 2001 and 2000, respectively	19	18
Additional paid-in capital	32,470	27,722
Retained earnings	66,788	58,669
Accumulated other comprehensive loss	(8,043)	(6,574)
Treasury stock, at cost 7,492,463 and 8,604,608 shares in 2001 and 2000, respectively	(26,143)	(24,774)
Total shareholders' equity	65,091	55,061
	$ 102,539	$ 94,571

See notes to financial statements.

consolidated statements of income

(In thousands, except share and per share data)

	2001	2000	1999
Net sales	$ 112,233	$ 101,582	$ 87,140
Cost of sales	57,887	51,873	45,325
Gross margin	54,346	49,709	41,815
Selling, general and administrative	39,624	37,509	31,965
Litigation expense		556	
Income from operations	14,722	11,644	9,850
Other charges (income):			
Interest	347	363	344
(Gain) loss on foreign currency	(53)	185	190
Interest income	(1,115)	(1,065)	(687)
Realized on sale of marketable securities		(1,396)	
Loss on subsidiary's issuance of stock	87	18	135
	(734)	(1,895)	(18)
Income before income taxes	15,456	13,539	9,868
Income taxes	5,659	5,631	3,978
Income before minority interest	9,797	7,908	5,890
Minority interest in net income of consolidated subsidiary	1,678	1,319	1,062
Net Income	$ 8,119	$ 6,589	$ 4,828
Net income per share:			
Basic	$ 0.46	$ 0.37	$ 0.28
Diluted	$ 0.41	$ 0.34	$ 0.26
Weighted average number of shares outstanding:			
Basic	17,834,945	17,590,106	17,081,828
Diluted	19,935,534	19,500,648	18,232,839

See notes to financial statements.

consolidated statements of changes in shareholders' equity

(In thousands, except share and per share data)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Compre-hensive Income	Accumulated Other Compre-hensive Loss	Treasury Stock	Total
Balance - January 1, 1999	19,041,257	$ 19	$ 20,720	$ 47,343		$ (812)	$(13,589)	$ 53,681
Comprehensive income:								
Net income				4,828	$ 4,828			4,828
Foreign currency translation adjustments					(3,870)	(3,870)		(3,870)
Unrealized gain on marketable securities					392	392		392
Total comprehensive income					$ 1,350			
Shares issued upon exercise of stock options (including income tax benefit)	1,434,825	1	5,792					5,793
Purchased treasury shares	(2,727,000)	(2)					(8,370)	(8,372)
Dividends paid				(91)				(91)
Balance - December 31, 1999	17,749,082	18	26,512	52,080		(4,290)	(21,959)	52,361
Comprehensive income:								
Net income				6,589	$ 6,589			6,589
Foreign currency translation adjustments					(1,892)	(1,892)		(1,892)
Reclassification adjustment for gains realized in net income					(392)	(392)		(392)
Total comprehensive income					$ 4,305			
Shares issued upon exercise of stock options (including income tax benefit)	280,734		1,210					1,210
Purchased treasury shares	(515,400)						(2,815)	(2,815)
Balance - December 31, 2000	17,514,416	18	27,722	58,669		(6,574)	(24,774)	55,061
Comprehensive income:								
Net income				8,119	$ 8,119			8,119
Foreign currency translation adjustments					(1,474)	(1,474)		(1,474)
Cumulative effect of adopting SFAS No. 133 as of January 1, 2001					274	274		274
Gains on derivatives reclassified into earnings					(274)	(274)		(274)
Change in fair value of derivatives					5	5		5
Total comprehensive income					$ 6,650			
Shares issued upon exercise of stock options (including income tax benefit)	1,864,925	2	4,748				5,225	9,975
Shares received as proceeds of option exercises	(616,822)	(1)					(6,168)	(6,168)
Purchased treasury shares	(70,250)						(427)	(427)
Balance - December 31, 2001	18,692,269	$ 19	$ 32,470	$ 66,788		$ (8,043)	$(26,143)	$ 65,091

See notes to financial statements.

consolidated statements of cash flows

(In thousands, except share and per share data)

	2001	2000	1999
Cash flows from operating activities:			
Net income	**$ 8,119**	$ 6,589	$ 4,828
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**2,134**	2,362	2,415
Realized on sale of marketable securities		(1,396)	
Loss on subsidiary's issuance of stock	**87**	18	135
Minority interest in net income of consolidated subsidiary	**1,678**	1,319	1,062
Deferred tax provision benefit	**2**	476	(438)
Changes in:			
Accounts receivable	**(1,535)**	(6,173)	(886)
Inventories	**(3,282)**	(6,872)	354
Other assets	**(78)**	(252)	(66)
Accounts payable and accrued expenses	**(663)**	3,753	6,873
Income taxes payable	**494**	412	(1,719)
Net cash provided by operating activities	**6,956**	236	12,558
Cash flows from investing activities:			
Purchase of equipment and leasehold improvements	**(2,453)**	(1,580)	(1,407)
Cash portion of trademark and license acquisitions			(337)
Purchase of marketable securities		(3,671)	(3,792)
Proceeds from sale of marketable securities		8,325	
Net cash provided by (used in) investing activities	**(2,453)**	3,074	(5,536)
Cash flows from financing activities:			
Increase (decrease) in loans payable - banks	**(1,130)**	1,788	(2,997)
Proceeds from issuance of long-term debt			1,624
Proceeds from sale of stock of subsidiary	**112**	67	214
Purchase of treasury stock	**(1,925)**	(2,815)	(8,371)
Proceeds from exercise of options and warrants	**224**	1,210	5,793
Dividends paid to minority shareholders	**(197)**	(135)	(91)
Net cash provided by (used in) financing activities	**(2,916)**	115	(3,828)
Effect of exchange rate changes on cash	**(624)**	(762)	(1,614)
Net increase in cash and cash equivalents	**963**	2,663	1,580
Cash and cash equivalents - beginning of year	**27,599**	24,936	23,356
Cash and cash equivalents - end of year	**$ 28,562**	$ 27,599	$ 24,936
Supplemental disclosures of cash flow information:			
Cash paid for:			
Interest	**$ 409**	$ 404	$ 330
Income taxes	**$ 4,235**	2,683	4,331

See notes to financial statements.

notes to consolidated financial statements

(In thousands, except share and per share data)

(Note A) - The company and its significant accounting policies:

Business of the company:

The Company is a manufacturer and distributor of prestige brand name fragrances and mass market fragrances, cosmetics and personal care products.

Basis of preparation:

The consolidated financial statements include the accounts of Inter Parfums, Inc. and its domestic and foreign subsidiaries (the "Company") including, majority-owned Inter Parfums, S.A. ("IPSA"), a subsidiary whose stock is publicly traded in France. All material intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Foreign currency translation:

For foreign subsidiaries that operate in a foreign currency, assets and liabilities are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Gains and losses from translation adjustments are accumulated in a separate component of shareholders' equity. In instances where the financial statements of foreign entities are remeasured into their functional currency (U.S. dollars), the remeasurement adjustment is recorded in operations.

Cash equivalents:

All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents.

Marketable securities:

All marketable securities are classified as available-for-sale and are available to support current operations or to take advantage of other investment opportunities. These securities are stated at fair value based upon market quotes. Unrealized holding gains and losses, net of deferred taxes, are computed on the basis of specific identification and are reported as a separate component of shareholders' equity. Realized gains and losses, and decreases in value, judged to be other than temporary, are included in other charges (income). The cost of securities sold is based on the specific identification method and interest and dividend income is recognized when earned.

Financial instruments:

The carrying amount of accounts receivable, other receivables, accounts payable and accrued expenses approximates fair value due to the short terms to maturity of these instruments. The carrying amount of loans payable and long-term debt approximates fair value as the interest rates on the Company's indebtedness approximate current market rates.

Effective January 1, 2001 the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. SFAS No. 133 requires the recognition of all derivative instruments as either assets or liabilities on the balance sheet measured at fair value. Generally, increases or decreases in the fair value of derivative instruments will be recognized as gains or losses in earnings in the period of change. If the derivative instrument is designated and qualifies as a cash flow hedge, the changes in fair value of the derivative instrument will be recorded in a separate component of shareholders' equity.

The Company occasionally enters into foreign currency forward exchange contracts to hedge exposure related to receivables denominated in a foreign currency and to manage risks related to future sales expected to be denominated in a foreign currency. Before entering into a derivative transaction for hedging purposes, it is determined that a high degree of initial effectiveness exists between the change in value of the hedged item and the change in the value of the derivative instrument from movement in exchange rates. High effectiveness means that the change in the value of the derivative instrument will effectively offset the change in the fair value of the hedged item. The effectiveness of each hedged item is measured throughout the hedged period. Any hedge ineffectiveness as defined by SFAS No. 133 is recognized in the income statement. On January 1, 2001, the transition adjustment for derivatives in cash flow hedges was to record an asset in the amount of $274 and was recognized as a cumulative-effect-type adjustment in a separate component of shareholders' equity.

The Company also is a party to an interest rate swap agreement which is accounted for as a fair value hedge in accordance with SFAS No. 133 (see Note G).

Euro conversion:

In January 1999, certain member countries of the European Union established permanent fixed rates between their existing currencies and the European Union's common currency (the "Euro"). The transition period for the introduction of the Euro ended January 1, 2002. The introduction of the Euro and the phasing out of the other currencies does not have a material impact on the presentation of data in the Company's consolidated financial statements.

Inventories:

Inventories are stated at the lower of cost (first-in, first-out) or market.

Equipment and leasehold improvements:

Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method and the declining-balance method over the estimated useful asset lives for equipment, which range between three and ten years and the shorter of the lease term or estimated useful asset lives for leasehold improvements.

Trademarks and licenses:

Trademarks are stated at cost and are amortized by the straight-line method over twenty years. The cost of licenses

(In thousands, except share and per share data)

acquired is being amortized by the straight-line method over the term of the respective licenses (see Note A [15] for information on SFAS No. 142 "Goodwill and Other Intangible Assets").

The Company reviews trademarks and licenses for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Revenue recognition:

Revenue is recognized upon delivery of merchandise as sales are final upon delivery. The Company, at its discretion, permits limited returns of merchandise and establishes allowances for estimated returns based upon historic trends.

Issuance of common stock of subsidiary:

The difference between the Company's share of the proceeds received by the subsidiary and the carrying amount of the portion of the Company's investment deemed sold is reflected as a gain or loss in the consolidated statements of income.

Stock-based compensation:

The provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" allow companies to either expense the estimated fair value of employee stock options or to follow the intrinsic value method set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") but to disclose the pro forma effects on net income had the fair value of the option been expensed. The Company has elected to continue to apply APB 25 in accounting for its stock option incentive plans.

Earnings per share:

Basic earnings per share is computed using the weighted average number of shares outstanding during each year. Diluted earnings per share are computed using the weighted average number of shares outstanding during each year, plus the incremental shares outstanding assuming the exercise of dilutive stock options using the treasury stock method.

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,		
	2001	2000	1999
Numerator:			
Net income	$ 8,119	$ 6,589	$ 4,828
Denominator:			
Weighted average shares	17,834,945	17,590,106	17,081,828
Effect of dilutive securities:			
Stock options	2,100,589	1,910,542	1,151,011
Denominator for diluted earnings per share	19,935,534	19,500,648	18,232,839

Not included in the above computations are anti-dilutive potential common shares which consist of options to purchase 9,000, 2,000 and 106,500 shares of common stock for 2001, 2000 and 1999, respectively.

Recent accounting pronouncements:

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations after June 30, 2001 to be accounted for using the purchase method. In addition, companies are required to review goodwill and intangible assets reported in connection with prior acquisitions, possibly disaggregate and report separately previously identified intangible assets and possibly reclassify certain intangible assets into goodwill. SFAS No. 142 establishes new guidelines for accounting for goodwill and other intangible assets. In accordance with SFAS No. 142, goodwill and intangible assets with an indeterminate life associated with acquisitions consummated after June 30, 2001 are not amortized. The Company is implementing the remaining provisions of SFAS No. 142 on January 1, 2002. Since adoption, existing intangible assets with an indeterminate life are no longer amortized but instead will be assessed for impairment at least annually. The Company does not believe that the adoption of SFAS No. 142 will have any material effect on the Company's financial statements. Intangible asset amortization for the year ended December 31, 2001 was $377.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143, addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for fiscal years beginning after June 15, 2002. The Company does not believe that the adoption of SFAS No. 143 will have any material effect on the Company's financial statements.

In July 2001, the FASB issued SFAS No. 144, "Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001. The provisions of this statement provide a single accounting model for impairment of long-lived assets. The Company does not believe that the adoption of SFAS No. 144 will have any material effect on the Company's financial statements.

(Note B) - Marketable securities:

Marketable securities represent equity securities classified as available-for-sale. During the year ended December 31, 2000 all marketable securities were sold and a gain of $1,396 was realized.

(Note C) - Inventories:

	December 31,	
	2001	2000
Raw materials and component parts	$ 8,823	$ 8,775
Finished goods	18,822	16,565
Total	$ 27,645	$ 25,340

(Note D) - Equipment and leasehold improvements:

	December 31,	
	2001	2000
Equipment	$ 9,122	$ 7,998
Leasehold improvements	382	382
	9,504	8,380
Less accumulated depreciation and amortization	5,608	5,218
Total	$ 3,896	$ 3,162

notes to consolidated financial statements

(In thousands, except share and per share data)

(Note E) - Trademarks and licenses:

	December 31, 2001	December 31, 2000
Trademarks	$ 6,396	$ 6,628
Licenses	2,452	2,577
	8,848	9,205
Less accumulated amortization	5,006	4,666
Total	$ 3,842	$ 4,539

(Note F) - Loans payable - banks:

Loans payable - banks consist of the following:
Borrowings by the Company's foreign subsidiaries under several bank overdraft facilities bearing interest at 0.6% above the EURIBOR rate (3.3% and 4.9% at December 31, 2001 and 2000, respectively). Outstanding amounts totaled $808 and $2,542 at December 31, 2001 and 2000, respectively.

Borrowings under a $12,000 unsecured revolving line of credit due on demand and bearing interest at the banks prime rate or 1.75% above the LIBOR rate. Outstanding amounts totaled $500 at December 31, 2001.

Note G - Long-term debt:

As of December 31, 2001 and 2000, long-term debt represents borrowings by a foreign subsidiary of $1,366 and $1,417, respectively, due in 2004. The debt agreement requires interest payable monthly at 4.56%, however, the Company entered into a Swap agreement with the bank effectively converting the interest to a variable rate equal to the EURIBOR rate (3.3% at December 31, 2001).

(Note H) - Commitments:

Leases:
The Company leases its office and warehouse facilities under operating leases expiring through 2004. Rental expense amounted to $1,263 in 2001 and 2000 and $1,159 in 1999. Minimum future rental payments are as follows:

	2002	$ 1,127
	2003	735
	2004	177
Total		$ 2,039

License agreements:
The Company is obligated under a number of license agreements for the use of trademarks and rights in connection with the manufacture and sale of its products. One such license which expires in December 2006, subject to renewal, corresponded to 40.8%, 37.8% and 37.5% of net sales for the years ended December 31, 2001, 2000 and 1999, respectively. In connection therewith, the Company is subject to certain minimum annual royalties as follows:

	2002	$ 2,550
	2003	2,843
	2004	4,091
	2005	4,366
	2006	4,526
	Thereafter	8,929
Total		$ 27,305

(Note I) - Shareholders' equity:

Common stock split:
On August 6, 2001, the Company's Board of Directors authorized a three-for-two stock split effected in the form of a 50% stock dividend distributed on September 14, 2001 to shareholders of record as of August 31, 2001. As a result of the stock split, the accompanying consolidated financial statements reflect an increase in the number of outstanding shares of common stock and the transfer of the par value of these additional shares from paid-in capital. All share and per share amounts have been restated for all periods to reflect the retroactive effect of the stock split.

Issuance of common stock of subsidiary:
During 1999, holders of the remaining $200 of convertible debt, originally issued in 1994 by IPSA, converted their investment into 20,598 shares of capital stock of IPSA and employees exercising stock options were issued 38,296 shares of capital stock of IPSA. As a result of such issuances, the Company's percentage ownership of IPSA decreased from approximately 79% to 78% as of December 31, 1999.

During 2000 and 2001, an additional 6,658 and 13,670 shares, respectively, of capital stock of IPSA were issued as a result of employees exercising stock options. At December 31, 2001, the Company's percentage ownership of IPSA was approximately 77%.

The difference between the Company's share of the issuance or conversion proceeds and the carrying amount of the portion of the Company's investment sold is reflected as a gain or loss in the consolidated statements of income. Deferred taxes have not been provided because application of available tax savings strategies would eliminate taxes on this transaction.

Stock option plans:
The Company maintains a stock option program for key employees, executives and directors. The plans, all of which have been approved by shareholder vote, provide for the granting of both nonqualified and incentive options. Options granted under the plans typically vest immediately and are exercisable for a period of five to six years.

The Company applies APB No. 25 in accounting for its stock option incentive plans and accordingly recognizes employee compensation expense for the difference between the fair value of the underlying common stock and the grant price of the option at the date of grant.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date, consistent with the methodology prescribed under SFAS No. 123, the Company's net income in 2001, 2000 and 1999 would have been approximately $7.9, $6.5 and $4.2 million, or $0.40, $0.33 and $0.23 basic and per diluted share, respectively. The weighted average fair values of the options granted during 2001, 2000 and 1999 are estimated as $1.94, $1.93 and $1.52 per share, respectively, on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield 0%, volatility of 40%, risk-free interest rates at the date of grant, 3.05% in 2001, 5.88% in 2000 and 5.18% in 1999, and an expected life of the option of two years.

(In thousands, except share and per share data)

A summary of the Company's stock option activity, and related information follows:

Year ended December 31, 2001

	Options	Weighted Average Exercise Price
Shares under options - beginning of year	3,850,425	$ 2.75
Options granted	223,075	7.81
Options excercised	(1,864,925)	2.62
Options cancelled	(10,500)	4.75
Shares under options - end of year	2,198,075	$ 3.35

Year ended December 31, 2000

	Options	Weighted Average Exercise Price
Shares under options - beginning of year	3,976,988	$ 2.73
Options granted	170,813	4.75
Options excercised	(280,688)	3.59
Options cancelled	(16,688)	3.74
Shares under options - end of year	3,850,425	$ 2.75

Year ended December 31, 1999

	Options	Weighted Average Exercise Price
Shares under options - beginning of year	3,958,200	$ 2.91
Options granted	1,649,250	2.57
Options excercised	(1,434,825)	2.96
Options cancelled	(195,638)	3.37
Shares under options - end of year	3,976,987	$ 2.73

The following table summarizes stock option information as of December 31, 2001:

	Options Outstanding		
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Options Exercisable
$2.56-$2.89	1,636,725	2.81 yrs.	1,636,725
$3.10-$3.94	200,275	1.37 yrs.	200,275
$4.06-$4.53	39,600	3.02 yrs.	39,600
$5.08-$5.81	98,400	3.83 yrs.	98,400
$6.50-$6.92	28,500	4.17 yrs.	28,500
$7.08-$7.78	185,575	4.88 yrs.	185,575
$9.60	9,000	4.66 yrs.	9,000
Totals	2,198,075	2.93 yrs.	2,198,075

At December 31, 2001 options for 728,429 shares were available for future grant under the plans.

In September 2001, the Chief Executive Officer and the President each exercised 899,625 of their outstanding stock options. The aggregate purchase price of $2,335 each, was paid by each of them tendering to the Company 233,469 shares of the Company's common stock, previously owned by them, valued at $10 per share, the fair market value on the date of exercise. The shares issued pursuant to the options exercised were issued from treasury stock of the Company. In addition, the Chief Executive Officer tendered an additional 149,884 shares for payment of withholding taxes resulting from the exercise of the options. As a result of this transaction, the Company expects to receive tax benefits aggregating $4,800, which has been reflected as an increase to additional paid-in capital in the accompanying financial statements.

Treasury stock:

The Board of Directors of the Company has authorized a stock repurchase program whereby the Company purchases shares of its stock to be held in treasury. As of December 31, 2001, the Company is authorized to purchase an additional 404,350 treasury shares.

(Note J) - Geographic areas:

Information on the Company's operations by geographical areas is as follows. The European operations represent the sales of the prestige brand name fragrances.

	Year ended December 31,		
	2000	1999	1998
Net Sales:			
United States	$ 33,103	$ 31,268	$ 26,826
Europe	79,270	70,434	60,414
Eliminations	(140)	(120)	(100)
Total	$ 112,233	$ 101,582	$ 87,140
Net income:			
United States	$ 2,411	$ 1,977	$ 1,140
Europe	5,708	4,616	3,788
South America		(4)	(100)
Total	$ 8,119	$ 6,589	$ 4,828
Depreciation and amortization expense:			
United States	$ 394	$ 632	$ 595
Europe	1,740	1,730	1,819
South America			1
Total	$ 2,134	$ 2,362	$ 2,415
Interest income:			
United States	$ 523	$ 647	$ 408
Europe	592	418	279
Total	$ 1,115	$ 1,065	$ 687
Interest expense:			
United States	$ 24	$ 38	$ 59
Europe	323	325	274
South America			11
Total	$ 347	$ 363	$ 344
Total assets:			
United States	$ 47,024	$ 39,305	$ 39,417
Europe	64,553	64,294	57,677
South America			16
Eliminations	(9,038)	(9,028)	(9,887)
Total	$ 102,539	$ 94,571	$ 87,223
Additions to long-lived assets:			
United States	$ 437	$ 86	$ 101
Europe	2,016	1,494	1,643
Total	$ 2,453	$ 1,580	$ 1,744

notes to consolidated financial statements

(In thousands, except share and per share data)

	Year ended December 31, 2000	1999	1998
Total long-lived assets:			
United States	$ 2,016	$ 1,973	$ 2,519
Europe	5,722	5,728	6,451
Total	$ 7,738	$ 7,701	$ 8,970

United States export sales were approximately $9,800, $11,000 and $9,200 for the years ended December 31, 2001, 2000 and 1999, respectively. Consolidated net sales for the year ended December 31, 2001 by region is as follows:

North America	31%
Europe	37%
Central and South America	11%
Middle East	9%
Asia	11%
Other	1%

(Note K) - Income taxes

The components of income before income taxes consist of the following:

	Year ended December 31, 2001	2000	1999
U.S. operations	$ 3,601	$ 3,096	$ 1,750
Foreign operations	11,855	10,443	8,118
Total	$ 15,456	$ 13,539	$ 9,868

The provision for current and deferred income tax expense (benefit) consists of the following:

	Year ended December 31, 2001	2000	1999
Current:			
Federal	$ 1,103	$ 796	$ 311
State and local	257	170	142
Foreign	4,297	4,189	3,963
Total current	5,657	5,155	4,416
Deferred:			
Federal	(138)	172	142
State and Local	(31)	(19)	16
Foreign	171	323	(596)
Total deferred	2	476	(438)
Total	$ 5,659	$ 5,631	$ 3,978

Deferred taxes are provided principally for reserves, and certain other expenses that are recognized in different years for financial reporting and income tax purposes. At December 31, 2001, the deferred tax assets which aggregate $2,127, consist of accounts receivable and inventory writedowns which are not currently deductible for tax purposes, the future tax benefit of domestic net operating loss carryforwards and foreign net operating loss carryforwards and the difference between the book basis and tax basis of fixed assets. At December 31, 2001, the deferred tax liability of $739 relates primarily to the difference between the book basis and tax basis of intangible assets and certain foreign production equipment. At December 31, 2001 the Company has federal net operating loss carryforwards of $3,300 which expire in 2021.

The Company has provided a valuation allowance of $125, representing the full amount of the deferred tax assets arising from foreign net operating loss carryforwards. No allowance has been provided on the balance of the Company's deferred tax assets, as management believes that it is more likely than not that the asset will be realized in reduction of future taxable income.

Differences between the United States federal statutory income tax rate and the effective income tax rate were as follows:

	Year ended December 31, 2001	2000	1999
Statutory rates	34.0%	34.0%	34.0%
State and local taxes, net of federal benefit	0.8	0.7	1.1
Effect of foreign taxes in excess of U.S. statutory rates	2.8	6.9	5.2
Other	(1.0)		
Effective rates	36.6%	41.6%	40.3%

(Note L) - Other matters

[1] As previously reported, IPSA is a party to litigation with Jean Charles Brosseau, S.A. ("Brosseau"), the licensor of the Ombre Rose trademark. In October 1999, IPSA received notice of a judgment in favor of Brosseau, which awarded damages of approximately $600 to Brosseau, and which directed IPSA to turn over its license to Brosseau within six months.

IPSA is appealing the judgment as it vigorously and categorically denies the claims of Brosseau. In June 2000, as a result of certain developments, IPSA and its special litigation counsel considered it likely that the judgment would be sustained and therefore, in June 2000, the Company recorded a charge against earnings for $600, the full amount of the judgment.

In February 2001, the Court of Appeal confirmed the Brosseau claim with respect to turning over the license. In addition, the Court named an expert to proceed with additional investigations and required IPSA to pay $142 as an advance for damages claimed by Brosseau.

IPSA is continuing its appeal as it still denies the claims of Brosseau. Management does not believe that such litigation will have any further material adverse effect on the financial condition or results of operations of the Company. As of December 31, 2000 the Company had fully reserved the unamortized portion of the license cost.

[2] IPSA is the subject of tax audits commenced by the French Tax Authorities. Assessments have been issued aggregating $2,300. IPSA is contesting these assessments. Management and its tax consultants believe they have sound arguments to support their position and that the majority of these assessments will be reversed, and therefore, will not have a material adverse effect on the financial condition or results of operations of the Company. The Company has reserves of approximately

(In thousands, except share and per share data)

$760, which it presently believes will be its ultimate exposure.

[3] On November 22, 1999, the Chief Executive Officer and the President of the Company entered into and closed a Stock Purchase Agreement with LV Capital, USA Inc. ("LV Capital"), a wholly-owned subsidiary of LVMH Moet Hennessy Louis Vuitton, S.A. ("LVMH"). As a result, LV Capital owns approximately 20% of the outstanding common stock of the Company. In accordance with the terms of the Stock Purchase Agreement and in return for LV Capital becoming a strategic partner of the Company, LV Capital was granted the right to maintain its percentage ownership of the outstanding shares of Common Stock, by receiving an option to purchase shares of the Company's common stock for cash upon issuance of shares to any party other than LV Capital at the price paid by the purchaser, subject to certain exceptions such as the exercise of stock options previously granted and the grant of new stock options up to a certain limit. There have been no common stock or option transactions through December 31, 2001 which effected the LVMH option. LVMH was also granted demand registration rights for all shares of common stock it holds. Finally, LV Capital has agreed to a standstill agreement, which includes a limitation on the amount of shares that LV Capital can hold equal to 25% of the outstanding shares of common stock of the Company.

In March 1999 and May 2000, the Company entered into two eleven year license agreements with Christian Lacroix Company and Celine S.A., divisions of LVMH, respectively. Both agreements have minimum sales and advertising requirements and require the Company to pay royalties as are customary in the industry.

independent auditors reports

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

Board of Directors and Shareholders
Inter Parfums, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of Inter Parfums, Inc. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Inter Parfums Holdings, S.A. and subsidiaries, consolidated foreign subsidiaries of the Company, which statements reflect total assets and net sales constituting 63% and 71% for 2001 and 68% and 69% for 2000 and net sales constituting 69% for 1999. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts for Inter Parfums Holdings, S.A. and subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the financial statements enumerated above present fairly, in all material respects, the consolidated financial position of Inter Parfums, Inc. and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their consolidated cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Richard A. Eisner & Company, LLP
New York, New York
March 7, 2002

Richard A. Eisner & Company, LLP

With respect to accounts for foreign subsidiaries
March 25, 2002

KPMG

Board of Directors and Shareholders
Inter Parfums Holdings, S.A. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Inter Parfums Holding S.A. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for each of the years in the three year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Inter Parfums Holding S.A. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Paris La DéFense, March 25, 2002

KPMG Audit
A division of KPMG S.A.

René Amirkhanian
Partner

Cabinet membre de
KPMG International

corporate and market information

Directors

Jean Madar
Chief Executive Officer,
and Chairman of the Board of Directors
Inter Parfums, Inc.

Philippe Benacin
President, and Vice Chairman of the Board of Directors
Inter Parfums, Inc.

Russell Greenberg
Executive Vice President and Chief Financial Officer
Inter Parfums, Inc.

Philippe Santi
Director of Finance
Inter Parfums, S.A.

Joseph A. Caccamo
Attorney at Law
Becker and Poliakoff, P.A.

Francois Heilbronn
Managing Partner
M.M. Friedrich, Heilbronn & Fiszer

Jean Levy
Business Consultant - Former President and
Chief Executive Officer, Cosmair
Former President and Chief Executive Officer,
Sanofi Beauté (France)

Robert Bensoussan-Torres
Chief Executive Officer, Jimmy Choo Ltd.
Former Chief Executive Officer, Christian Lacroix (LVMH)

Daniel Piette
Chairman
LV Capital USA, Inc.

Jean Cailliau
Chief Executive Officer
LV Capital USA, Inc.

Serge Rosinoer
Former Chief Executive Officer
Clarins Group

Executive Officers

Jean Madar
Chief Executive Officer,
and Chairman of the Board of Directors

Philippe Benacin
President and Vice Chairman of the Board of Directors

Russell Greenberg
Executive Vice President and
Chief Financial Officer

Bruce Elbilia
Executive Vice President

Wayne C. Hamerling
Executive Vice President

Philippe Santi
Director of Finance
Inter Parfums, S.A.

Eric de Labouchere
Director of Operations
Inter Parfums, S.A.

Frédéric Garcia-Pelayo
Director of Export Sales
Inter Parfums, S.A.

Corporate

Inter Parfums, Inc.
551 Fifth Avenue,
New York, NY 10176
Tel. (212) 983-2640 • Fax: (212) 983-4197
www.interparfumsinc.com

Inter Parfums, S.A.
4 Rond Point des Champs Elysées
75008 Paris, France
Tel. (1) 53-77-00-00 • Fax: (1) 40-76-08-65

Inter Parfums, Inc. Distribution Center
60 Stults Road
Dayton, NJ 08810
Tel. (609) 860-1967 • Fax: (609) 860-9342

General Counsel
Becker and Poliakoff, P.A.
3111 Stirling Road
Ft. Lauderdale, FL 33312-6525

Auditors
Eisner LLP
750 Third Avenue
New York, NY 10017-2703

Transfer Agent
American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038

Securities Listing
Our company's common stock, $.001 par value per share, is traded on The Nasdaq Stock Market (National Market System) under the symbol "IPAR". The following table sets forth in dollars, the range of high and low closing prices for the past two (2) fiscal years for our common stock, which has been adjusted to reflect the 3:2 stock splits (50% stock dividends) paid in June 2000 and September 2001.

Market price and dividend information

	2001		2000	
	High	Low	High	Low
Fourth Quarter	$ 8.85	$ 7.05	$ 6.33	$ 5.09
Third Quarter	$ 13.50	$ 7.50	$ 6.00	$ 4.59
Second Quarter	$ 9.60	$ 6.31	$ 6.29	$ 4.69
First Quarter	$ 7.41	$ 5.71	$ 6.00	$ 4.00

As of March 1, 2002, the number of record holders, which include brokers and broker's nominees, etc., of the company's common Stock was 79. We believe there are in excess of 500 beneficial owners of the company's common stock.

Dividends
Our Board of Directors has authorized our first cash dividend of $.06 per share, payable $.015 per share quarterly. The first cash dividend of $.015 per share was paid on April 15, 2002 to shareholders of record on March 31, 2002.

In addition, our Certificate of Incorporation provides for the requirement of unanimous approval of the members of our board of directors for the declaration or payment of dividends, if the aggregate amount of dividends to be paid by us and our subsidiaries in any fiscal year is more than thirty (30%) of our annual net income for the last completed fiscal year, as indicated by our consolidated financial statements.

Form 10-K
A copy of the company's 2001 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge to shareholders upon request (except for exhibits). To: Inter Parfums, Inc. 551 Fifth Avenue New York, NY 10176.

551 FIFTH AVENUE NEW YORK, NY 10176
TELEPHONE: 212.983.2640 FAX: 212.983.4197